Brookfield Renewable Energy Partners L.P.
73 Front Street, 5th Floor
Hamilton HM 12, Bermuda

June 19, 2014

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-7010

Re:                             Brookfield Renewable Energy Partners L.P.

Registration Statement on Form F-1 (File No. 333-189187)

Request for Withdrawal

Dear Madams/Sirs:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Brookfield Renewable Energy Partners L.P. (the “Partnership”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Partnership’s Registration Statement on Form F-1 (File No. 333-189187), together with all exhibits thereto (the “Registration Statement”). The Partnership has determined not to proceed with the public offering contemplated in the Registration Statement.

The Partnership confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein. The Partnership requests that the Commission consent to this request on grounds that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Partnership further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Partnership’s account to be offset against the filing fee for any future registration statement of the Partnership or an affiliate of the Partnership.

If you have any questions regarding this request for withdrawal, please contact Mile T. Kurta of Torys LLP, counsel to the Partnership, at (212) 880-6363.

Pursuant to the requirements of Rule 477 under the Securities Act, the Partnership has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Sincerely,

/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary